
January 22, 2013

<u>Via Facsimile</u>
Mr. Steven P. Smart
Chief Financial Officer
Approach Resources, Inc.
One Ridgmar Centre
6500 West Freeway, Suite 800
Fort Worth, TX 76116

> **Re: Approach Resources, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed March 12, 2012**
> **Response Letter Dated December 28, 2012**
> **File No. 001-33801**

Dear Mr. Smart:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Business, page 1</u>

<u>Proved Undeveloped Reserves page 31</u>

1.   Comment one in our December 31, 2012 letter requested that you expand the discussion of the changes to your proved undeveloped reserves during 2011 to include those PUD volumes converted to proved developed status, as required by Item 1203 of Regulation S-K. Your response stated, "As of December 31, 2011, we had 43.4 MMBoe of PUD reserves, compared to 24.9 MMBoe of PUD reserves at December 31, 2010. The 18.5 MMBoe increase in PUD reserves is attributable to 19.8 MMBoe of extensions and discoveries and 4.2 MMBoe of purchases of minerals in place, partially offset by 5.5

MMBoe of revisions to previous estimates of PUD reserves." This does not appear to include the 1.5 MMBOE of PUD reserves that you disclosed as being converted to proved developed status:

PUD Reconciliation	MMBOE
Total YE2010	24.9
Extensions/Discoveries	19.8
Acquisition	4.2
Revision	-5.5
To Proved Developed	-1.5
Total YE2011	41.9? (43.4 Disclosed)

Please expand your discussion to reconcile this inconsistency.

2.   In our prior comment two, we asked you to describe the elements that characterize Project Pangea (Canyon Sands) as a development project since you have attributed significant PUD reserves that are scheduled for drilling more than five years after initial booking ("PUD5+"). We believe that you have described a drilling program and, thus, cannot agree with your position. For each of the last three years, please furnish to us:

- The number of Pangea PUD5+ wells you have drilled that were booked for over five years at spud date;
- The number of Pangea PUD5+ locations whose drilling has been rescheduled;
- The number of Pangea PUDs that you drilled the same year as initially scheduled;
- A spread sheet oneline property reserve summary with the Pangea PUD scheduled spud dates and dates of initial booking.

Alternatively, you may remove these claimed volumes from your disclosed PUD reserves.

3.   Please explain whether you have made a final investment decision ("FID") to drill all your disclosed Pangea PUD reserves. Refer to Question 131.04 of our Compliance and Disclosure Interpretations available at: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.html.

4.   In our prior comment three, we asked for clarification of your three year aggregate PUD conversion rate of 37%. In part, your response stated "This [Wolffork] activity necessarily slowed our rate of tight sands PUD reserves development." Please explain the circumstances of the development of 23% of your PUD reserves (4,845 MBOE) in 2010 with 56 net development wells (page 33) while you developed 6% of PUD reserves (1,520 MBOE) in 2011 while drilling 64 net development wells.

Undeveloped Acreage Expirations, page 34

5.   In part, our prior comment four requested "If these quantities [PUD reserves on expiring leases] are material, provide a risk factor addressing this situation as well." We note from your response that these expiring leases account for 60% of your undeveloped

acreage, 7% of your PUDs and 4% of your total proved reserves. Provide that information in an appropriate location in your Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Working Interest Acquisition, page 41

6.   We note your response to comment 5 in our letter dated December 13, 2012. The allocation of a portion of the purchase price paid to acquire a working interest to "Development costs" as part of the disclosure required by FASB ASC 932-235-50-18 does not appear to be appropriate. Please revise this disclosure or provide us with additional information explaining why your current presentation is appropriate.

You may contact Svitlana Sweat, Staff Accountant at 202-551-3326 or Ethan Horowitz, Branch Chief at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald Winfrey, Petroleum Engineer, at 202-551-3704 if you have questions regarding the engineering comments. Please contact me at 202-551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director